UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                            Thermedics Detection Inc.

                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                   88355E 10 5
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                               81 Wyman Street
                            Waltham, MA 02454-9046

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              December 10, 1998
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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


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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          16,950,286
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           16,950,286
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           16,950,286
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           87.7%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermedics Detection Inc. (the "Issuer") as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 16,214,336 Shares were held by Thermedics Inc. ("Thermedics"), a majority-owned subsidiary of the Reporting Person.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      The Reporting Person has expended approximately $1,030,000 in purchasing Shares of the Issuer since the Reporting Person's last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital. Any funds necessary for the proposed transactions described in Item 4 below will be paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

      On December 10, 1998, the Reporting Person issued a press release in which it announced that Thermedics will transfer its Shares of the Issuer, a majority-owned, publicly traded subsidiary of Thermedics, to the Reporting Person as part of an exchange for the Reporting Person's wholly owned biomedical group, but that such Shares will not then be transferred by the Reporting Person to Thermo Instrument Systems Inc. ("Thermo Instrument"), a majority-owned, publicly traded subsidiary of the Reporting Person, as had been announced on August 12, 1998. In addition, the Issuer will be taken private and become a wholly owned subsidiary of the Reporting Person. Shareholders of the Issuer will receive cash in exchange for their Shares.

Item 5.     Interest in Securities of the Issuer.

      Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

      (a) The Shares beneficially owned by the Reporting Person include 735,950 Shares, or approximately 3.8% of the outstanding Shares, owned directly by the Reporting Person, and 16,214,336 Shares, or approximately 83.9% of the outstanding Shares, owned by Thermedics. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 147,678 Shares or approximately 0.8% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 117,300 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Share ownership information for each executive officer and director of the Reporting Person is set forth below:

Name                                    Number of Shares(1)
----                                    -------------------
John M. Albertine                                1,000
Peter O. Crisp                                   1,500
Elias P. Gyftopoulos                             1,600
George N. Hatsopoulos                            21,197
John N. Hatsopoulos                              21,262
Brian D. Holt                                    2,000
Frank Jungers                                    1,000
John T. Keiser                                   17,000
Paul F. Kelleher                                 5,100
Earl R. Lewis                                    2,000
Robert A. McCabe                                 10,000
Donald E. Noble                                  1,968
Hutham S. Olayan                                 1,000
Robert W. O'Leary                                0
Peter G. Pantazelos                              2,000
William A. Rainville                             10,000
Arvin H. Smith                                   10,000
Richard F. Syron                                 0
Roger D. Wellington                              1,000
John W. Wood Jr.                                 38,051
All directors and current executive officers as  147,678
a group (20 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 1,000, 1,500, 1,000, 20,000, 20,000, 2,000, 1,000, 17,000, 5,000, 2,000, 1,000, 1,000, 1,000, 2,000, 10,000, 10,000,
1,000, 20,800 and 117,300 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos include 57 Shares held by his spouse, and Shares beneficially owned by Mr. McCabe include 9,000 Shares held in a trust of which he and members of his family are trustees. Shares beneficially owned by Ms. Olayan do not include 50,000 Shares owned by Crescent International Holdings Limited, a member of the Olayan Group. Crescent International Holdings Limited is indirectly controlled by Mr. Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent International Holdings Limited.

      (c) The Reporting Person has effected the following transactions with respect to the Shares in the past 60 days:

        Date            Amount      Price Per Share        Transfer Type
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      10/19/98           65,000          $6.50         Open Market Purchase
      10/27/98           48,000          $7.625        Open Market Purchase
      10/29/98            1,600          $7.9375       Open Market Purchase
      11/11/98            2,200          $7.875        Open Market Purchase
      11/12/98            1,600          $7.812        Open Market Purchase
      11/13/98            7,700          $8.00         Open Market Purchase
      11/18/98            6,500          $8.00         Open Market Purchase
      11/18/98           10,000          $8.125        Open Market Purchase
      11/23/98            1,300          $7.75         Open Market Purchase
      11/24/98            1,300          $7.75         Open Market Purchase
      11/25/98           25,000          $8.00         Open Market Purchase
      11/25/98            1,300          $7.75         Open Market Purchase
      11/30/98              300          $7.75         Open Market Purchase
      12/01/98           10,600          $7.75         Open Market Purchase
      12/02/98              600          $7.625        Open Market Purchase
      12/03/98              600          $7.625        Open Market Purchase
      12/04/98           12,600          $7.625        Open Market Purchase
      12/07/98              500          $7.625        Open Market Purchase


To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares since the Reporting Person's last filing on Schedule 13D.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Reporting Person has announced that Thermedics will transfer its Shares of the Issuer to the Reporting Person as part of an exchange for the Reporting Person's wholly owned biomedical group, but that such Shares will not then be transferred by the Reporting Person to Thermo Instrument, as had been announced on August 12, 1998. In addition, the Issuer will be taken private and become a wholly owned subsidiary of the Reporting Person. Shareholders of the Issuer will receive cash in exchange for their Shares. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios, confirmation of anticipated tax consequences, approval by the directors of each of the Issuer, Thermedics and Thermo Electron (including the independent directors of the Issuer and Thermedics), negotiation and execution of definitive agreements, clearance by the Securities and Exchange Commission of any necessary documents in connection with the proposed transactions, and fairness opinions from one or more investment banking firms.

      Of the 16,950,286 Shares beneficially owned by the Reporting Person, 86,000 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 31,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. G. Hatsopoulos has the right to acquire 20,000 Shares within 60 days; Mr. J. Hatsopoulos has the right to acquire 20,000 Shares within 60 days; Mr. Kelleher has the right to acquire 5,000 Shares within 60 days; and Mr. Wood has the right to acquire 20,800 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.




Date: December 14, 1998                 THERMO ELECTRON CORPORATION



                                        By:  /s/ Kenneth J. Apicerno
                                             Kenneth J. Apicerno
                                             Treasurer

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each director and executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

     Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

     For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a member of the Olayan Group that is engaged in advisory services and private investments, including real estate. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director, Vice Chairman of the
                                             Board and Chief Financial Officer,
                                             Thermo Electron
Peter G. Pantazelos:                         Executive Vice President, Corporate
                                             Development, Thermo Electron
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Instrumentation, Thermo Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Recovery Systems, Thermo
                                             Electron
John W. Wood Jr.:                            Senior Vice President, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer,
                                             Environmental and Energy,
                                             Thermo Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and New Technologies,
                                             Thermo Electron